UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

On June 23, 2020, Matomy Media Group Ltd., or Matomy, a minority held subsidiary of Medigus Ltd. announced that its shares were suspended from trading both on the Tel Aviv Stock Exchange and the London Stock Exchange due to its failure to regain compliance with the eligibility requirements of the High Growth Segment of the London Stock Exchange. Pursuant to the Tel Aviv Stock Exchange Ltd. By-Laws and as a result of Matomy's suspension from the London Stock Exchange, its shares were suspended from trading on the Tel Aviv Stock Exchange, effective June 23, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 29, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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